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                             February 21, 2024

       Michael Cribari
       Chief Executive Officer
       High Roller Technologies, Inc.
       400 South 4th Street, Suite 500-#390
       Las Vegas, Nevada 89101

                                                        Re: High Roller
Technologies, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 2,
2024
                                                            File No. 333-276176

       Dear Michael Cribari:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Dilution, page 41

   1. We have reviewed your response to prior comment 3 noting you updated the calculation of net tangible book
value to properly exclude intangible assets previously included in the calculation resulting
in a revised value of ($2,045,421). This amount appears to be inconsistent with your
previous net tangible book value of $3,797,994 less your intangible assets of $4,868,836
and deferred offering costs of $354,502 as disclosed in your condensed consolidated
balance sheet on page F-2. Please clarify or revise. In addition, please provide us with
your detailed calculation of net tangible book value at September
                                                        30, 2023.
 Michael Cribari
High Roller Technologies, Inc.
February 21, 2024
Page 2

       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Cribari
                                                         Division of
Corporation Finance
Comapany NameHigh Roller Technologies, Inc.
                                                         Office of Trade &
Services
February 21, 2024 Page 2
cc:       Aaron A. Grunfeld, Esq.
FirstName LastName